Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED

MARCH 31, 2017 AND 2016

(Presented in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

In accordance with Canadian National Instrument 51-102, paragraph 4.3(3)(a), the Company advises that these condensed consolidated interim financial statements have not been reviewed by the Company’s auditors.

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited – Presented in thousands of US dollars, except per share amounts)

	Three months ended March 31
	2017	2016
Sales (note 21)	$64,834	$42,692
Cost of sales (note 22)	37,651	27,138

Mine operating earnings	27,183	15,554

Other expenses
Selling, general and administrative (note 23)	5,345	9,703
Exploration and evaluation	89	100
Share of loss of equity-accounted investee	65	—
Foreign exchange	2,132	(383)
Other expenses	(4)	—

	7,627	9,420

Operating income	19,556	6,134

Finance items
Interest income	(284)	(78)
Interest expense	479	478
Accretion of provisions	163	145
Gain on financial assets and liabilities carried at fair value	1,622	—

	1,980	545

Income before income taxes	17,576	5,589

Income tax expense
Current	8,003	3,943
Deferred	(3,426)	(932)

	4,577	3,011

Net income for the period	$12,999	$2,578

Earnings per share (note 20)
Basic	$0.08	$0.02
Diluted	$0.08	$0.02

Weighted average number of common shares outstanding during the period (000's)
Basic	153,835	129,333
Diluted	154,289	129,904

The accompanying notes are an integral part of these financial statements

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Presented in thousands of US dollars)

	Three months ended March 31
	2017	2016
Net income for the period	$12,999	$2,578
Items that may in future be reclassified to profit or loss:
Change in fair value of hedging instruments, net of nil tax	154	(579)
Change in fair value of marketable securities, net of nil tax	248	—

Comprehensive income for the period	$13,401	$1,999

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Presented in thousands of US dollars)

	March 31 2017	December 31 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$82,211	$82,484
Short term investments (note 5)	108,990	41,100
Marketable securities (note 6)	—	1,579
Derivative assets (note 10)	—	973
Accounts receivable and other assets (note 8)	31,293	24,987
Income tax receivable	92	72
Prepaid expenses	1,558	2,145
Inventories (note 9)	14,371	13,572

	238,515	166,912
Deposits on non-current assets (note 11)	2,048	572
Investment in associates (note 7)	2,821	—
Other non-current receivables	794	562
Deferred income tax assets	353	471
Mineral properties (note 12)	266,586	263,535
Plant and equipment (note 13)	127,168	130,863

Total assets	$638,285	$562,915

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$38,903	$40,160
Closure and rehabilitation provisions (note 17)	1,148	1,121
Income taxes payable	12,263	14,447
Current portion of finance lease obligations	2,144	2,128
Derivative liabilities (note 10)	567	254

	55,025	58,110
Bank loan	39,794	39,768
Lease obligations	363	906
Other liabilities (note 16)	761	3,544
Closure and rehabilitation provisions (note 17)	12,508	12,091
Deferred income taxes	21,801	25,345

Total liabilities	130,252	139,764

EQUITY
Share capital	416,679	342,153
Reserves	15,259	17,902
Retained earnings	76,095	63,096

Total equity	508,033	423,151

Total liabilities and equity	$638,285	$562,915

Subsequent event (note 27)

/s/ Jorge Ganoza Durant	/s/ Robert R. Gilmore
Jorge Ganoza Durant	Robert R. Gilmore
Director	Director

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Presented in thousands of US dollars)

	Three months ended March 31
	2017	2016
OPERATING ACTIVITIES
Income for the period	$12,999	$2,578
Adjustments for:
Depletion, depreciation, and amortization	10,737	6,259
Accretion	163	145
Income taxes	4,577	3,011
Share based payments	127	215
Share of loss of equity-accounted investee	65	—
Unrealized foreign exchange	—	—
Unrealized gain on financial assets carried at fair value	1,527	—
Accrued interest on long terms loans	(5)	(7)
Other	(230)	2

	29,960	12,203
Accounts receivable and other assets	(6,634)	(16,455)
Prepaid expenses	586	141
Inventories	(746)	712
Trade and other payables	223	5,422
Share units payable	(3,871)	3,808
Provisions	(87)	(82)

	19,431	5,749
Income taxes paid	(10,207)	(5,665)
Interest paid	(450)	(431)
Interest received	120	15

Cash provided by (used for) operating activities	8,894	(332)

INVESTING ACTIVITIES
Purchase of term deposits	(83,590)	—
Redemption of term deposits	15,700	4,431
Investment in common shares of associate	(1,139)	—
Purchase of mineral properties and plant and equipment	(9,790)	(16,115)
Deposits to contractors and suppliers, net	(1,501)	2,260
Disposition of mineral properties and plant and equipment	15	—

Cash used for investing activities	(80,305)	(9,424)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	76,408	1,810
Share issuance costs	(4,974)	—
Repayments of finance lease obligation	(527)	—
Other	—	(6)

Cash provided by financing activities	70,907	1,804

Decrease in cash and cash equivalents	(504)	(7,952)
Effect of exchange rate changes on cash held	231	—

	(273)	(7,952)
Cash and cash equivalents, beginning of period	82,484	72,218

Cash and cash equivalents, end of period	$82,211	$64,266

Cash and cash equivalents consists of:
Cash	$21,474	$62,465
Cash equivalents	60,737	1,800

Cash and cash equivalents, end of period	$82,211	$64,265

The accompanying notes are an integral part of these financial statements.

Furtuna Silver Mines Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited – Presented in thousands of US dollars)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2017	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151

Total comprehensive income
Net income for the period	—	—	—	—	—	—	12,999	12,999
Other comprehensive income	—	—	—	154	248	—	—	402

Total comprehensive income	—	—	—	154	248	—	12,999	13,401

Transactions with owners of the Company
Issuance of common shares	11,873,750	69,830	—	—	—	—	—	69,830
Exercise of warrants	238,515	1,083	—	—	—	—	—	1,083
Exercise of stock options	133,060	522	—	—	—	—	—	522
Transfer upon exercise of stock options	—	198	(198)	—	—	—	—	—
Transfer upon exercise of warrants	—	1,083	(1,083)	—	—	—	—	—
Share-based payments (note 18)	—	—	46	—	—	—	—	46

	12,245,325	72,716	(1,235)	—	—	—	—	71,481

Balance at March 31, 2017	159,223,498	$416,679	$13,630	$(68)	$582	$1,115	$76,095	$508,033

Balance at January 1, 2016	129,240,567	$203,953	$14,169	$(307)	$—	$1,115	$45,238	$264,168

Total comprehensive income
Net income for the period	—	—	—	—	—	—	2,578	2,578
Other comprehensive loss	—	—	—	(579)	—		—	(579)

Total comprehensive income	—	—	—	(579)	—	—	2,578	1,999

Transactions with owners of the Company
Exercise of stock options	740,310	1,810	—	—	—	—	—	1,810
Transfer upon exercise of stock options	—	804	(804)	—	—	—	—	—
Share-based payments (note 18)	—	—	215	—	—	—	—	215

	740,310	2,614	(589)	—	—	—	—	2,025

Balance at March 31, 2016	129,980,877	206,567	13,580	(886)	—	1,115	47,816	$268,192

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

1.	Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Accounting

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34 «Interim Financial Reporting». They do not include all of the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016, which includes information necessary for understanding the Company’s business and financial presentation, with the exception of the accounting policy for investments in associates, described in note 4(a). The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On May 23, 2017, the Company’s Board of Directors approved these financial statements for issuance.

3.	Functional and Presentation Currency

The presentation currency of the Company is the United States Dollar (“$” or “US$”). All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

4.	Significant Accounting Policies

(a)	New Accounting Policy

Investment in Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the entity’s financial and operating policies. Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

(b)	Significant Accounting Judgements and Estimates

The preparation of these interim financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim consolidated financial statements for the three months ended March 31, 2017, the Company applied the critical judgements and estimates disclosed in note 5 of its audited consolidated financial statements for the year ended December 31, 2016.

(c)	Adoption of New Accounting Standards

The following standards or amendments were adopted effective January 1, 2017. They had no significant impact on the financial position, results of operations, or cash flows of the Company previously reported.

•	Amendments to IAS 12 «Recognition of Deferred Tax Assets for Unrealized Losses»

•	Amendments to IAS 7 «Statement of Cash Flows» Disclosure Initiative

5.	Short Term Investments

	March 31 2017	December 31 2016
Term deposits and similar instruments	$108,990	$41,100

The term deposits have maturies in excess of 90 days.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

6.	Marketable Securities

	March 31 2017	December 31 2016
Common shares of Medgold Resources Corp.	$—	$1,266
Warrants of Medgold Resources Corp.	—	313

	$—	$1,579

In June 2016, the Company acquired 10 million common shares and 10 million warrants of Medgold Resources Corp. (“Medgold”). In February 2017, the Company exercised all the Medgold warrants it held. Upon exercise, the Company held 24.0% of the common shares of Medgold (20.4% on a fully diluted basis). See note 7.

7.	Investment in Associate

Medgold is a Canadian public company which trades on the TSX Venture Exchange under the ticker symbol MED and is quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Europe.

On February 7, 2017, the Company exercised its warrants of Medgold (note 6). Upon the exercise of these warrants, the Company held a 24.0% interest in Medgold. The Company, through this shareholding, has significant influence over Medgold and accounts for this investment using the equity method.

Medgold shares and warrants presented as marketable securities, January 1, 2017	$1,579
Cash paid upon exercise of warrants	1,372
Fair value adjustments prior to February 7, 2017	(65)

Cost of investment in Medgold upon acquisition of significant influence	2,886
Share of Medgold’s loss for the period February 7, 2017 to March 31, 2017	(65)

Balance March 31, 2017	$2,821

The trading price of Medgold’s common shares on March 31, 2017 was C$0.21 (February 7, 2017– C$0.19). The quoted market value of the investment in Medgold on March 31, 2017 was $3,074 (February 7, 2017 – $2,886).

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

8.	Accounts Receivable and Other Assets

	March 31	December 31
Trade receivables from concentrate sales	$29,374	$23,185
Advances and other receivables	1,304	1,095
Value added taxes recoverable	615	707

Accounts receivable and other assets	$31,293	$24,987

The aging of trade receivables from concentrate sales is as follows:

	March 31, 2017	December 31, 2016
0-30 days	$26,330	$22,312
31-60 days	897	101
61-90 days	1,689	772
over 90 days	458	—

	$29,374	$23,185

9.	Inventories

	March 31 2017	December 31 2016
Concentrate stockpiles	$1,545	$1,285
Ore stockpiles	2,556	2,659
Materials and supplies	10,271	9,628

Inventories	$14,372	$13,572

During the three months ended March 31, 2017, the Company expensed $37,472 (three months ended March 31, 2016 – $26,549) of inventories to cost of sales.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

10.	Derivative Assets and Derivative Liabilities

	Derivative assets
	March 31, 2017	December 31, 2016
Metal swaps	$—	$973

Derivative assets	$—	$973

	Derivative liabilities
Interest rate swap	$94	$254
Metal swaps	473	—

Derivative liabilities	$567	$254

In December 2016, the Company entered into two sets of zinc swaps with Scotiabank, to mitigate its commodity price risks. The zinc swaps consist of a total of 3900 tonnes of zinc at $2,650 per tonne and 3900 tonnes of zinc at $2,750 per tonne (average of 650 tonnes per month, ending December 2017).

In January 2017, the Company entered into a set of lead swaps with Scotiabank, to mitigate its commodity price risks. The lead swaps consisted of a total of 2,965 tonnes of zinc at $2,340 per tonne (average of 270 tonnes per month, ending December 2017).

These contracts are not accounted for as designated hedges under IAS 39. Such derivative financial instruments were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured at estimated fair value. Any gains or losses arising from changes in the fair value of derivatives are charged or credited to profit or loss.

11.	Deposits on Non-Current Assets

	March 31, 2017	December 31, 2016
Deposits on equipment	$1,349	$119
Deposits paid to contractors	699	453

Deposits on non-current assets	$2,048	$572

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

12.	Mineral Properties

Three months ended	Depletable		Not depleted
March 31, 2017	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2017	$100,630	$151,259	$130,590	$1,844	$384,323
Additions	2,791	3,875	1,727	222	8,615
Write-offs	—	—	—	(2)	(2)
Reclassifications	(9)	(7)	—	—	(16)

Balance, March 31, 2017	$103,412	$155,127	$132,317	$2,064	$392,920

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$31,900	$—	$—	$—	$31,900

Balance, March 31, 2017	$31,900	$—	$—	$—	$31,900

ACCUMULATED DEPLETION
Balance, January 1, 2017	$42,059	$46,829	$—	$—	$88,888
Depletion	1,463	4,083	—	—	5,546

Balance, March 31, 2017	$43,522	$50,912	$—	$—	$94,434

NET BOOK VALUE, March 31, 2017	$27,990	$104,215	$132,317	$2,064	$266,586

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

	Depletable		Not depleted
Year ended December 31, 2016	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2016	$92,973	$136,666	$—	$1,533	$231,172
Acquisition of subsidiary	—	—	128,687	—	128,687
Additions	7,060	14,643	1,795	942	24,440
Change in rehabilitation provision	597	(414)	108	—	291
Write-offs	—	(512)	—	(631)	(1,143)
Reclassifications	—	876	—	—	876

Balance, December 31, 2016	$100,630	$151,259	$130,590	$1,844	$384,323

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$31,900	$—	$—	$—	$31,900

Balance, December 31, 2016	$31,900	$—	$—	$—	$31,900

ACCUMULATED DEPLETION
Balance, January 1, 2016	$37,552	$33,000	$—	$—	$70,552
Depletion	4,507	13,829	—	—	18,336

Balance, December 31, 2016	$42,059	$46,829	$—	$—	$88,888

NET BOOK VALUE, December 31, 2016	$26,671	$104,430	$130,590	$1,844	$263,535

(a)	Exploration and Evaluation Assets

There are several properties at which the Company is conducting exploration and evaluation activities. These are included as “non-depleted – other” within “mineral properties”. Details of these properties are described below.

i.	Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Cuzcatlan, holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a company with certain directors in common with the Company).

The Company can earn the Interest by spending $2,000 on exploration of the property (which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property), making staged payments totaling $300 in cash, and providing $250 in common shares of the Company to Radius according to an agreed schedule.

•	$20 in cash and $20 cash equivalent in shares upon stock exchange approval (completed),

•	$30 in cash and $30 cash equivalent in shares by January 15, 2011 (completed),

•	$50 in cash and $50 cash equivalent in shares by January 15, 2012 (completed),

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

•	$50 in cash and $50 cash equivalent in shares by January 15, 2013 (completed),

•	$50 in cash by January 19, 2015 (completed), and,

•	$100 in cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property. Radius has the right to terminate the agreement if the Option is not exercised by January 31, 2017. As of the issuance date of these financial statements, the Company is in negotiations with Radius to purchase the Tlacolula Property, and accordingly, Radius has agreed not to terminate the option agreement.

To March 31, 2017, the Company had issued an aggregate of 34,589 (December 31, 2016 – 34,589) common shares of the Company to Radius, with a fair market value of $150 (December 31, 2016 – $150), and paid $200 (to December 31, 2016– $200) in cash according to the terms of the option agreement.

ii.	Northwest Nevada Initiative

In December 2016, the Company entered into an option agreement with an unrelated party to acquire 6,756 mineral claims in north west Nevada, USA, totaling 239,128 acres (96,773 hectares).

To maintain this agreement, the Company is required to make the following payments and expenditures:

	Timing	Cash	Cash or shares	Exploration expenditures	Status
(a)	Upon signing of the agreement	$200	—	—	paid
(b)	The later of receipt of drill permit, or June 6, 2017	$250	—	—	—
(c)	The later of six months after receipt of drill permit, or December 6, 2017	$165	$335	—	—
(d)	December 6, 2018	$330	$670	—	—
(e)	Within 24 months after receipt of drill permit	—	—	$1,000	—
(f)	December 6, 2019	$495	$1,005	—	—
(g)	December 6, 2020	$900	$2,100	—	—
(h)	Before December 6, 2020	—	—	$1,000

	TOTALS	$2,340	$4,110	$2,000

A further success payment is required if the Company completes an economic study on a potential mine if certain minimum technical parameters based on resource size and rate of return are met.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

13.	Plant and Equipment

Three months ended March 31, 2017	Machinery and equipment	Land, buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2017	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446
Additions	686	5	131	34	—	697	1,553
Disposals	(4)	—	—	(87)	(515)	—	(606)
Reclassifications	429	32	18	19	—	(482)	16

Balance, March 31, 2017	$58,796	$132,104	$15,997	$1,061	$7,295	$1,156	$216,409

ACCUM. IMPAIRMENT
Balance, January 1, 2017	$3,776	$16,154	$2,365	$—	$475	$—	$22,770
Disposals	(1)	—	—	—	(75)	—	(76)

Balance, March 31, 2017	$3,775	$16,154	$2,365	$—	$400	$—	$22,694

ACCUM. DEPRECIATION
Balance, January 1, 2017	$17,864	$33,479	$6,748	$576	$3,146	$—	$61,813
Disposals	(3)	—	—	(78)	(440)	—	(521)
Reclassifications	(18)	—	5	13	—	—	—
Depreciation	1,084	3,347	636	45	143	—	5,255

Balance, March 31, 2017	$18,927	$36,826	$7,389	$556	$2,849	$—	$66,547

NET BOOK VALUE, March 31, 2017	$36,094	$79,124	$6,243	$505	$4,046	$1,156	$127,168

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

Year ended December 31, 2016	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2016	$28,462	$94,872	$15,476	$711	$5,215	$38,792	$183,528
Acquisition of subsidiary	6,954	—	—	—	—	—	6,954
Additions	1,627	258	368	181	2,013	21,849	26,296
Disposals	(211)	—	(106)	(64)	(75)	—	(456)
Reclassifications	20,853	36,937	110	267	657	(59,700)	(876)

Balance, December 31, 2016	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446

ACCUM. IMPAIRMENT
Balance, January 1, 2016	$3,784	$16,154	$2,405	$—	$483	$—	$22,826
Disposals	(8)	—	(40)	—	(8)	—	(56)

Balance, December 31, 2016	$3,776	$16,154	$2,365	$—	$475	$—	$22,770

ACCUM. DEPRECIATION
Balance, January 1, 2016	$14,816	$24,466	$4,387	$505	$2,845	$—	$47,019
Disposals	(199)	—	(64)	(60)	(67)	—	(390)
Reclassifications	12	2	(14)	—	—	—	—
Depreciation	3,235	9,011	2,439	131	368	—	15,184

Balance, December 31, 2016	$17,864	$33,479	$6,748	$576	$3,146	$—	$61,813

NET BOOK VALUE, December 31, 2016	$36,045	$82,434	$6,735	$519	$4,189	$941	$130,863

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

14.	Trade and Other Payables

	March 31 2017	December 31 2016
Trade accounts payable	$12,606	$15,251
Refundable deposits to contractors	679	1,514
Payroll payable	13,750	10,755
Mining royalty	337	755
Value added taxes payable	2,677	1,866
Interest payable	120	114
Due to related parties (note 15(d))	—	10
Other payables	195	354

	30,364	30,619

Deferred share units payable	4,591	4,992
Restricted share units payable	1,996	2,870
Performance share units payable	1,952	1,679

	8,539	9,541
Total trade and other payables	$38,903	$40,160

15.	Related Party Transactions

(a)	Purchase of Goods and Services

During the three months ended March 31, 2017 and 2016, the Company entered into the following related party transactions with Gold Group Management Inc. There were no purchases of goods or services from any of the other related parties.

	March 31 2017	March 31 2016
Salaries and wages	$71	$50
General and administrative expenses	92	79

	$163	$129

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

(b)	Private Placement

In June 2016, the Company acquired 10 million units of Medgold Resources Corp. (the “Medgold Units”) for $1,165. Each unit consisted of one common share of Medgold and one warrant entitling Fortuna to purchase one additional common share of Medgold at C$0.15 until June 17, 2017. Upon acquisition, the Medgold common shares and the Medgold warrants were accounted for as separate financial assets, and were presented on the statement of financial position within marketable securities (note 6). Fair value changes on the Medgold common shares were charged to other comprehensive income, and fair value changes on the Medgold warrants were charged to profit or loss.

In February 2017, the Company exercised the Medgold warrants and commenced accounting for its investment in Medgold using the equity method (note 7).

(c)	Outstanding Balances at the Reporting Date

Balances payable to:	March 31 2017	December 31 2016
Gold Group Management Inc.	$—	$10

	$—	$10

Amounts due to related parties are due on demand, and are unsecured.

16.	Other Liabilities

	March 31 2017	December 31 2016

Restricted share units	$697	$1,619
Performance share units	—	1,866
Non-current liabilities	64	59

	$761	$3,544

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

17.	Closure and Rehabilitation Provisions

	March 31, 2017			December 31, 2016
	Total	Current	Non-current	Total	Current	Non-current
Caylloma Mine	$8,267	$972	$7,295	$8,182	$822	$7,360
San Jose Mine	5,182	176	5,006	4,822	299	4,523
Lindero Project	207	—	207	208	—	208

	$13,656	$1,148	$12,508	$13,212	$1,121	$12,091

Closure and reclamation provisions represent the present value of rehabilitation costs relating to mine sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations during the three month period ended March 31, 2017.

18.	Share Based Payments

(a)	Deferred Share Units (“DSUs”)

Deferred share units are typically granted to non-executive directors of the Company. They are payable in cash, upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company.

During the three months ended March 31, 2017, no DSUs were granted (three months ended March 31, 2016 – 187,500 with an aggregate market value of C$900 at the dates of grant).

As at March 31, 2017, there were 883,071 (March 31, 2016 – 1,203,919) DSUs outstanding with an estimated fair value of $4,591(March 31, 2016 – $4,697).

(b)	Restricted Share Units (“RSUs”)

Restricted share units are from time to time be granted to officers and employees of the Company. They are payable in cash and typically vest over three years, in tranches of 20%, 30%, and 50%. RSUs are payable in cash at each vesting date, or upon a change of control or termination without cause. The amount payable is calculated based on a five-day trailing average price.

During the three months ended March 31, 2017, the Company granted no units (three months ended March 31, 2016 – 769,946) RSUs with a market value of C$nil (three months ended March 31, 2016 – C$3,696), at the date of grant, to directors, officers, and employees, vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the three months ended March 31, 2017, the Company paid $2,100 (three months ended March 31, 2016 – $684) upon the vesting of 403,023 (three months ended March 31, 2016 – 175,871) RSUs to directors, officers, and employees.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

As at March 31, 2017, there were 934,697 (March 31, 2016 – 1,609,921) RSUs outstanding with a fair value of $2,693 (March 31, 2016 – $2,500).

(c)	Performance Share Units (“PSUs”)

Performance Share Units (“PSUs”) are performance-based awards for the achievement of specified performance metrics by specified deadlines, which vest over a three year period. PSUs for which the performance metrics have not been achieved are forfeited and cancelled. The PSUs for which the performance metrics have been achieved vest and are paid in cash based on a five-day trailing average price.

During the three months ended March 31, 2017, the Company paid $1,770 (three months ended March 31, 2016 – $961) upon the vesting of 332,076 (three months ended March 31, 2016 – 247,324) PSUs to directors and officers. For PSUs that vest under this grant, the payout will be paid up to a maximum of two times the grant price of C$4.79 per unit if certain performance metrics are achieved.

As at March 31, 2017, a total of 553,459 (March 31, 2016 – 989,296) PSUs were outstanding with a fair value of $1,952 (March 31, 2016– $1,655).

19.	Share Capital

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

(b)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2017, a total of 2,840,599 common shares were available for issuance under the plan.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2015	3,105,355	$3.66
Exercised	(2,236,861)	$3.45
Forfeited	(23,501)	$4.79

Outstanding, December 31, 2016	844,993	$4.19
Exercised	(133,060)	$5.17

Outstanding, March 31, 2017	711,933	$4.00

Vested and exercisable, December 31, 2016	459,578	$3.68

Vested and exercisable, March 31, 2017	711,933	$4.00

During the three months ended March 31, 2017, a total of $46 (2016 – $761) in share-based payments related to stock options was expensed.

No options were granted during 2016 or 2017.

20.	Earnings per Share

	Three months ended March 31,
	2017	2016
Net income for the period	$12,999	$2,578
Weighted average number of shares (000’s)	153,835	129,333

Earnings per share—basic	$0.08	$0.02

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

	Three months ended March 31,
	2017	2016
Net income for the period	$12,999	$2,578

Weighted average number of shares (‘000’s)	153,835	129,333
Incremental shares from options	353	—
Incremental shares from warrants	101	571

Weighted average diluted number of shares (000’s)	154,289	129,904

Diluted earnings per share	$0.08	$0.02

There were no anti-dilutive options or warrants excluded from the above calculation in respect of the three months ended March 31, 2017. For the three months ended March 31, 2016, excluded from the calculation were 951,053 anti-dilutive options with exercise prices ranging from C$4.79 to C$6.67.

21.	Sales

(a)	By product and geographical area

	Three months ended March 31, 2017
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$—	$—	$44,033	$—	$44,033
Silver-lead concentrates	—	10,897	—	—	10,897
Zinc concentrates	—	9,904	—	—	9,904

Sales to external customers	$—	$20,801	$44,033	$—	$64,834

	Three months ended March 31, 2016
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$—	$—	$27,863	$—	$27,863
Silver-lead concentrates	—	10,161	—	—	10,161
Zinc concentrates	—	4,668	—	—	4,668

Sales to external customers	$—	$14,829	$27,863	$—	$42,692

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

(b)	By major customer

	Three months ended March 31
	2017	2016

Customer 1	$23,180	$14,804
Customer 2	20,853	13,059
Customer 3	15,724	4,463
Customer 4	4,992	10,366
Other Customers	85	—

	$64,834	$42,692

For the three months ended March 31, 2017, five (2016: five) customers represented 100% of total sales to external customers. In 2017 and 2016, revenues from Customers 1 and 2 were realized by Cuzcatlan, and revenues from Customers 3 and 4 were realized from Bateas.

22.	Cost of Sales

	Three months ended March 31, 2017
	Caylloma	San Jose	Total
Direct mining costs	$7,877	$14,043	$21,920
Salaries and benefits	1,389	1,211	2,600
Workers’ participation	322	1,145	1,467
Depletion and depreciation	2,244	8,374	10,618
Royalties	248	798	1,046

	$12,080	$25,571	$37,651

	Three months ended March 31, 2016
	Caylloma	San Jose	Total
Direct mining costs	$7,993	$9,455	$17,448
Salaries and benefits	1,152	1,072	2,224
Workers’ participation	173	717	890
Depletion and depreciation	1,811	4,304	6,115
Royalties	184	277	461

	$11,313	$15,825	$27,138

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

23.	Selling, General, and Administrative

	Three months ended March 31,
	2017	2016
General and administrative	$4,870	$3,811
Workers’ participation	348	224

	5,218	4,035
Share-based payments	127	5,668

	$5,345	$9,703

24.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. «Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of quotational period. We mark these to market at each reporting date based on a quoted spot price.

The Company’s trade receivables are valued using quoted market prices based on the spot price on the London Metal Exchange (“LME”).

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

Interest rate swaps, and metal swaps	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company and the counterparty.

During the three months ended March 31, 2017, and 2016, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

	Carrying value						Fair value
March 31, 2017	Available for sale	Fair value through profit or loss	FV (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates FV
Financial assets measured at FV
Cash and cash equivalents	$—	$—	$—	$82,211	$—	$82,211	$—	$—	$—	$82,211
Term deposits	—	—	—	108,990	—	108,990	—	—	—	108,990
Trade receivables concentrate sales	—	29,374	—	—	—	29,374	—	29,374	—	—
Zinc swaps	—	—	—	—	—	—	—	—	—	—

	$—	$29,374	$—	$191,201	$—	$220,575	$—	$29,374	$—	$191,201

Financial assets not measured at FV
Other receivables	$—	$—	$—	$1,304	$—	$1,304	$—	$—	$—	$1,304

	$—	$—	$—	$1,304	$—	$1,304	$—	$—	$—	$1,304

Financial liabilities measured at FV
Interest rate swap liability	$—	$—	$(94)	$—	$—	$(94)	$—	$(94)	$—	$—
Metal swaps liability	—	(473)	—	—	—	(473)	—	(473)	—	—

	$—	$(473)	$(94)	$—	$—	$(567)	$—	$(567)	$—	$—

Financial liabilities not measured at FV
Trade payables	$—	$—	$—	$—	$(12,606)	$(12,606)	$—	$—	$—	$(12,606)
Payroll payable	—	—	—	—	(13,750)	(13,750)	—	—	—	(13,750)
Share units payable	—	—	—	—	(9,236)	(9,236)	—	(9,236)	—	—
Finance lease obligations	—	—	—	—	(2,507)	(2,507)	—	—	—	(2,507)
Bank loan payable	—	—	—	—	(39,794)	(39,794)	—	—	—	(39,794)
Other payables	—	—	—	—	(716)	(716)	—	—	—	(716)

	$—	$—	$—	$—	$(78,609)	$(78,609)	$—	$(9,236)	$—	$(69,373)

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

	Carrying value						Fair value
December 31, 2016	Available for sale	Fair value through profit or loss	FV (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates FV
Financial assets measured at FV
Cash and cash equivalents	$—	$—	$—	$82,484	$—	$82,484	$—	$—	$—	$—
Term deposits	—	—	—	41,100	—	41,100	—	—	—	—
Marketable securities—shares	1,266	—	—	—	—	1,266	1,266	—	—	1,266
Marketable securities—warrants	—	313	—	—	—	313	—	313	—	313
Trade receivables concentrate sales	—	23,185	—	—	—	23,185	—	23,185	—	23,185
Zinc swaps	—	973	—	—	—	973	—	973	—	973

	$1,266	$24,471	$—	$123,584	$—	$149,321	$1,266	$24,471	$—	$25,737

Financial assets not measured at FV
Other receivables	$—	$—	$—	$72	$—	$72	$—	$—	$—	$—

	$—	$—	$—	$72	$—	$72	$—	$—	$—	$—

Financial liabilities measured at FV
Interest rate swap liability	$—	$—	$(254)	$—	$—	$(254)	$—	$(254)	$—	$(254)

	$—	$—	$(254)	$—	$—	$(254)	$—	$(254)	$—	$(254)

Financial liabilities not measured at FV
Trade payables	$—	$—	$—	$—	$(15,251)	$(15,251)	$—	$—	$—	$—
Payroll payable	—	—	—	—	(10,755)	(10,755)	—	—	—	—
Share units payable	—	—	—	—	(13,026)	(13,026)	—	(13,026)	—	(13,026)
Finance lease obligations	—	—	—	—	(3,034)	(3,034)	—	—	—	—
Bank loan payable	—	—	—	—	(39,768)	(39,768)	—	—	—	—
Other payables	—	—	—	—	(17,605)	(17,605)	—	—	—	—

	$—	$—	$—	$—	$(99,439)	$(99,439)	$—	$(13,026)	$—	$(13,026)

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

25.	Segmented Information

The following summary describes the operations of each reportable segment.

•	Bateas – operates the Caylloma silver-zinc mine

•	Cuzcatlan – operates the San Jose silver-gold mine

•	Lindero – development of the Lindero Gold Project

•	Corporate – corporate stewardship

	Three months ended March 31, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$20,801	$44,033	$—	$64,834
Cost of sales	—	(12,080)	(25,571)	—	(37,651)
Selling, general, and administration	(3,314)	(657)	(1,374)	—	(5,345)
Other expenses (income)	(33)	(33)	(2,216)	—	(2,282)
Finance items	(348)	(1,568)	(64)	—	(1,980)

Segment profit (loss) before taxes	(3,693)	6,462	14,807	—	17,576
Income taxes	(35)	(1,551)	(2,991)	—	(4,577)

Segment profit (loss) after taxes	(3,728)	4,911	11,816	—	12,999

Intersegment revenues	2,550	—	(1,405)	(50)	1,095
Intersegment interest	(5,186)	—	5,049	137	—
Interest revenue	190	72	22	—	284
Interest expense	458	21	—	—	479
Depletion, depreciation, and amortization	35	2,249	8,453	—	10,737

	Three months ended March 31, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$14,829	$27,863	$—	$42,692
Cost of sales	—	(11,313)	(15,825)	—	(27,138)
Selling, general, and administration	(8,028)	(590)	(1,255)	—	(9,873)
Other expenses (income)	483	3	(203)	—	283
Finance items	(418)	(65)	(62)	—	(545)

Segment profit (loss) before taxes	(7,794)	2,864	10,519	—	5,589
Income taxes	3	(278)	(2,736)	—	(3,011)

Segment profit (loss) after taxes	(7,791)	2,586	7,783	—	2,578

Intersegment revenues	2,453	—	(1,255)	—	1,198
Intersegment interest	(5,049)	—	5,049	—	—
Interest revenue	131	(32)	(7)	—	92
Interest expense	597	21	—	—	618
Depletion, depreciation, and amortization	58	1,817	4,355	—	6,230

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

	March 31, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$105,216	$105,606	$287,942	$139,495	$638,259
Total liabilities	54,863	19,446	54,884	1,038	130,231

	December 31, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$40,351	$105,001	$279,316	$138,247	$562,915
Total liabilities	57,132	23,622	55,202	3,808	139,764

26.	Contingencies and Capital Commitments

(a)	Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in March 2017, with total closure costs of $9,230 consisting of progressive closure activities of $3,646, final closure activities of $4,971, and post-closure activities of $613. Pursuant to the closure regulations, the Company is required to lodge the following guarantees with the government:

•	2017 – $3,179

•	2018 – $4,990

•	2019 – $6,928

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3,179 (2016 – $3,179), on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2017.

(b)	Other Commitments

As at March 31, 2017, the Company had the following capital commitments, expected to be expended within one year:

•	$2,172 for the dry stack tailing dam at the San Jose property,

•	$175 for the plant at the Caylloma property,

•	$169 for drilling at the Lindero property,

•	$434 for testing, and consulting at the Lindero property.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

The expected payments due by period, as at March 31, 2017 are as follows:

	Expected payments due by period as at March 31, 2017
	Less than 1 year	1 -3 years	4 -5 years	Total
Office premises - Canada	$71	$142	$—	$213
Office premises - Peru	56	—	—	56
Office premises - Argentina	84	129	82	295

Total office premises	$211	$271	$82	$564

Computer equipment - Peru	81	59	—	140
Computer equipment - Mexico	66	31	—	97

Total computer equipment	$147	$90	$—	$237

Machinery - Mexico	15	—	—	15

Total machinery	$15	$—	$—	$15

Total operating leases	$373	$361	$82	$816

(c)	Tax Contingencies

Peru

The Company has been assessed taxes by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011. Including related interest and penalties, these amount to $1,033 and $657, respectively, for a total of $1,690.

•	The Company is appealing these assessments.

•	The Company has provided a guarantee by way of a letter bond in the amount of $793.

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (“SAT”) and faced an administrative customs procedure (“PAMA”) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the “tax credit”):

•	$30 in general import tax, $90 in VAT, and $5 custom management tax, and

•	associated fines of $94

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond was renewable annually, and has been renewed until February 2018. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016, the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment. The tax authority has the right to appeal the first instance resolution, which appeal is still pending.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017 and 2016

(Presented in thousands of US dollars)

(d)	Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In our opinion, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

27.	Events after the Reporting Period

(a)	Prospero shares

Subsequent to March 31, 2017, the Company acquired by way of a private placement 5,357,142 units of Prospero Silver Corp. (“Prospero”) at a price of C$0.28 per unit for cash consideration of C$1.5 million. Each unit is comprised of one common share and one common share purchase warrant exercisable at C$0.35 per share for three years. Immediately following the transaction, the Company will own 14.91% of the issued and outstanding common shares of Prospero and 25.95%, if all of the warrants were exercised.